SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             Constellation 3D, Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.00001 per share

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   210379 10 3

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                                 (CUSIP Number)

                        TIC Target Invest Consulting, LLC
                                Churer Strasse 35
                         CH-9470 Buchs, SG, Switzerland
                          Attention: Mr. Andre Khayyam
                                +41 81 750 53 53

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 20, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Schedule 13D
------------------------                                   ---------------------
CUSIP No. 210379 10 3                                       Page 2 of 11 Pages
------------------------                                   ---------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TIC Target Invest Consulting, LLC

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                 (b) [X]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS

         OO

-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(E)

         [  ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         St. Kitts & Nevis

-------- -----------------------------------------------------------------------
  Number of Shares            7      SOLE VOTING POWER
    Beneficially
      owned by                       0
   each reporting
       person              --------- -------------------------------------------
        with                  8      SHARED VOTING POWER

                                     33,361,890**
                           --------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     33,361,890**
-------------------------- --------- -------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           33,361,890**
-------------------------- ----------------------------------------------------
           12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                           [X]
-------------------------- ----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           39.9%**
-------------------------- ----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           OO
-------------------------------------------------------------------------------
*    The reporting person expressly disclaims (i) the existence of any group and
     (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See item 5.

** Assuming conversion of an aggregate of $20 million in principal outstanding on the Note and eight percent (8%) interest accruing thereon from December 1, 2001 until November 19, 2002. See Item 5 and Item 6.

                                  Schedule 13D
-------------------------                                  ---------------------
CUSIP No. 210379 10 3                                        Page 3 of 11 Pages
-------------------------                                  ---------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Mr. Andre Khayyam

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                (b) [X]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS

         PF; OO

-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

         [X]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Austria

-------- -----------------------------------------------------------------------
    Number of Shares          7      SOLE VOTING POWER
      Beneficially
        owned by
     each reporting                  0
         person            --------- -------------------------------------------
          with                8      SHARED VOTING POWER

                                     33,361,890**
                           --------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     33,361,890**
-------------------------- --------- -------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           33,361,890**
-------------------------- -----------------------------------------------------
           12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                           [  ]
-------------------------- ----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                           39.9%**
-------------------------- ----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           IN
-------------------------------------------------------------------------------
*    The reporting person expressly disclaims (i) the existence of any group and
     (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See item 5.

** Assuming conversion of an aggregate of $20 million in principal outstanding on the Note and eight percent (8%) interest accruing thereon from December 1, 2001 until November 19, 2002. See Item 5 and Item 6.

                                  Schedule 13D
-------------------------------                            ---------------------
CUSIP No. 210379 10 3                                       Page 4 of 11 Pages
-------------------------------                            ---------------------

Item 1.    Security and Issuer.

           This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $.00001 per share (the "Common Stock"), of Constellation 3D, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 805 Third Avenue, 14th Floor, New York, New York 10022.

Item 2.    Identity and Background.

           (a) This Schedule 13D is filed by the following persons (collectively, the "Reporting Persons"): (1) TIC Target Invest Consulting, LLC, a financing corporation organized under the laws of St. Kitts & Nevis ("TIC") and (2) Mr. Andre Khayyam.

           (b) The business address for each of TIC and Mr. Khayyam is Churer Strasse 35, CH-9470 Buchs, SG, Switzerland.

           (c) TIC is a financing corporation which makes investments primarily for long term appreciation. Mr. Khayyam is the sole managing member of TIC.

           (d) - (e) During the past five (5) years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

           (f) TIC is organized under the laws of St. Kitts & Nevis. Mr. Khayyam is a citizen of Austria.

Item 3.    Source and Amount of Funds or Other Consideration.

           As more fully described in Item 6, on November 17, 2001, TIC entered into a financing arrangement through an affiliate of the Issuer to provide the Issuer with a term loan facility in a principal amount of up to $20,000,000, which is convertible into a maximum of 33,361,890 shares of Common Stock pursuant to an Option Agreement (as described in Item 6 below).

           TIC expects to obtain funds for the advances under such financing arrangement from capital contributions from Mr. Khayyam, who expects to obtain such funds from personal funds and external financings in the credit market.

Item 4.    Purpose of Transaction.

           TIC has consummated the transactions described herein in order to acquire an interest in the Issuer for investment purposes.

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CUSIP No. 210379 10 3                                       Page 5 of 11 Pages
-------------------------------                            ---------------------


           The Reporting Persons may from time to time discuss among themselves and with other persons market conditions and other factors concerning their investment in the Issuer, as well as specific actions that might be taken in light of prevailing circumstances with respect to such interests. The Reporting Persons reserve the right, subject to any applicable legal and contractual restrictions (including the Assignment Agreement (as defined in Item 6)), from time to time to acquire or dispose of the Designated Securities, the Note (as defined in Item 5) or any Common Stock into which the Note shall have been converted, or to formulate other purposes, plans or proposals regarding the Issuer or the Designated Securities, the Note or any Common Stock into which the Note shall have been converted held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

           In addition, the responses set forth in Item 6 of this Schedule 13D are incorporated herein as if fully set forth herein.

           The Reporting Persons do not have any plans or proposals, other than those described in this Item 4 (including the matters described in Item 6 below which are incorporated by reference in this Item 4), which relate to or would result in any of the actions or transactions specified in clauses (a) through
(j) of Item 4 of Schedule 13D.

Item 5     Interest in Securities of the Issuer

           (a) Subject to the satisfaction of certain closing conditions, TIC is obligated to make the initial advance under the financing arrangement to the Issuer through an affiliate of the Issuer at any time within thirty (30) business days after November 17, 2001, upon which time the promissory note made by the Issuer in connection with such financing arrangement (the "Note") will begin accruing interest at the rate of eight percent (8%) per annum. In addition, TIC has the right at any time to advance up to an additional $5,000,000 to the Issuer. Assuming (i) TIC elects to advance the maximum principal amount (i.e., $20,000,000) on December 1, 2001, (ii) no amounts are required to be withheld under the Note for federal income tax purposes and (iii) interest accrues thereon from December 1, 2001 until November 19, 2002 (the date upon which the Note will automatically be converted into Common Stock if TIC shall have not elected an earlier conversion date), approximately $1,551,781 of interest would accrue and be payable on the Note on November 19, 2002. Assuming the conversion of the Note on November 19, 2002, TIC would be the beneficial owner of 33,361,890 shares of Common Stock (the "Conversion Shares"), which, based on calculations made in accordance with Rule 13-3(d) of the Act and there being 83,551,714 shares of Common Stock issued and outstanding (including, as outstanding for purposes of determining such number of issued and outstanding shares, the Conversion Shares), represents approximately 39.9% of the outstanding shares of Common Stock.

           On November 20, 2001, Constellation 3D Technology Limited ("Con Tech") transferred 26,089,283 shares of Common Stock (the "Designated Securities") owned by Con Tech to TIC pursuant to the Assignment Agreement. Pursuant to the Assignment Agreement, TIC cannot exercise its right to convert the Note into the Conversion Shares pursuant to the Option Agreement unless and until it effects the reassignment of the Designated Securities (which must occur by November 18, 2002), and therefore TIC can at no time concurrently be the

-------------------------------                            ---------------------
CUSIP No. 210379 10 3                                       Page 6 of 11 Pages
-------------------------------                            ---------------------



owner of record of both the Designated Securities and the Conversion Shares. Since the maximum number of Conversion Shares (33,361,890) is greater than the number of Designated Securities (26,089,283), the maximum number of shares of Common Stock which TIC can beneficially own at any one time is 33,361,890 shares of Common Stock, which represents approximately 39.9% of the outstanding shares of Common Stock.

           By virtue of being the sole managing member of TIC, Mr. Khayyam may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of a maximum of 33,361,890 shares of Common Stock, which represents approximately 39.9% of the outstanding shares of Common Stock. Nothing in this
Schedule 13D shall be construed as an admission that Mr. Khayyam is, for purposes of Section 13(d) of the Act, a beneficial owner of such securities.

           Pursuant to the Assignment Agreement, TIC may not dispose or direct the disposition of the Designated Securities and may only reassign such Designated Securities to Con Tech in accordance with the provisions of the Assignment Agreement. As further set forth in the Assignment Agreement, TIC has granted to Con Tech an irrevocable proxy to vote the Designated Securities in Con Tech's discretion. Nothing in this Schedule 13D shall be construed as an admission that any Reporting Person is, for purposes of Section 13(d) of the Act, a beneficial owner of the Designated Securities.

           (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. The responses set forth in
Item 6 of this Schedule 13D are incorporated herein as if fully set forth herein.

           (c) Other than the transactions described in this Schedule 13D, the Reporting Persons have not acquired any shares of Common Stock during the past sixty (60) days.

           (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock beneficially owned by TIC described above is governed by an operating agreement of TIC, and such dividends or proceeds may be distributed in accordance with such operating agreement.

           (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

           The responses set forth in Item 2 of this Schedule 13D are incorporated herein as if fully set forth herein.

           In connection with the financing arrangement to provide the Issuer with a term loan facility, TIC entered into a Loan Agreement, dated as of November 17, 2001 (the "TIC Loan Agreement"), with Con Tech, the principal stockholder of the Issuer. Concurrently with the TIC Loan Agreement, Con Tech entered into a Loan Agreement, dated as of November 17, 2001 (the "Company Loan Agreement"), with the Issuer. Pursuant to the TIC Loan Agreement, subject to the satisfaction of certain closing conditions, TIC is obligated to provide a loan (the

-------------------------------                            ---------------------
CUSIP No. 210379 10 3                                       Page 7 of 11 Pages
-------------------------------                            ---------------------


"TIC Loan") to Con Tech in an initial principal amount equal to $15,000,000. TIC has the right to increase the principal amount of such loan up to $20,000,000 at any time. Pursuant to the Company Loan Agreement, concurrently with the funding of the TIC Loan, Con Tech shall make a loan (the "Company Loan") to the Issuer upon the same terms as the TIC Loan with respect to principal, interest and maturity.

           In connection with such financing arrangement, the Issuer and Con Tech entered into an Option Agreement, dated as of November 17, 2001 (the "Option Agreement"). The Option Agreement provides the holder of the Note the right to convert the unpaid principal amount of the Note, together with the accrued but unpaid interest on the Note, on or prior to November 18, 2002, into shares of Common Stock at a conversion rate equal to one share for each $0.646 of such unpaid principal amount and interest, net of withholding amounts, if any. If the holder of the Note shall have not exercised its right to convert the Note on or before November 18, 2002, the Note shall automatically convert into shares of Common Stock at the same conversion rate upon the next succeeding business day. Notwithstanding the foregoing, TIC shall not have the right to convert the Note until such time as TIC shall have reassigned the Designated Securities to Con Tech (as described below).

           In order to induce TIC to enter into the TIC Loan Agreement and to advance the TIC Loan to Con Tech, Con Tech entered into an Assignment Agreement with TIC and the Issuer, dated as of November 17, 2001 (the "Assignment Agreement"), pursuant to which Con Tech transferred the Designated Securities to TIC on November 20, 2001. In accordance with the Assignment Agreement, TIC may not sell, assign or otherwise transfer ownership of such Designated Securities, except to Con Tech, but may make economic use of such Designated Securities. In addition, pursuant to the Assignment Agreement, TIC granted to Con Tech an irrevocable proxy to vote the Designated Securities in Con Tech's discretion. The Reporting Persons disclaim beneficial ownership with respect to the Designated Securities.

           Pursuant to the Assignment Agreement, at any time after the 45th business day after November 17, 2001 and before November 18, 2002, TIC shall transfer the Designated Securities to Con Tech and, upon such reassignment of the Designated Securities from TIC to Con Tech, Con Tech shall transfer and assign to TIC the Company Loan and all related rights, benefits, obligations, liabilities and indemnities of Con Tech under and in connection with the Company Loan Agreement, the Loan Documents (as defined in the Company Loan Agreement) (including, without limitation, the Note)) and the Option Agreement.

           In connection with the TIC Loan Agreement, the Issuer, TIC and Con Tech entered into a Security Holders Agreement, dated as of November 17, 2001 (the "Security Holders Agreement"), pursuant to which, among other things, (i) TIC and Con Tech were each granted co-sale rights with respect to certain transfers of Common Stock by TIC and Con Tech and (ii) Con Tech agreed to vote all of its capital stock of the Issuer to ensure that the size of the Board of Directors of the Issuer shall remain at seven (7), and to elect two (2) representatives designated by TIC to the Board of Directors of the Issuer. In addition, TIC agreed to vote all of its capital stock of the Issuer to elect two
(2) representatives designated by Con Tech to the Board of Directors of the Issuer.

-------------------------------                            ---------------------
CUSIP No. 210379 10 3                                       Page 8 of 11 Pages
-------------------------------                            ---------------------


           In connection with the TIC Loan Agreement, the Issuer and TIC entered into a Registration Rights Agreement, dated as of November 17, 2001 (the "Registration Rights Agreement"). The Registration Rights Agreement provides, among other things, for the registration with the Securities and Exchange Commission (the "SEC") of the Designated Securities and the Conversion Shares. Pursuant to the terms of the Registration Rights Agreement, TIC shall be entitled to up to two (2) registrations on Form S-1. The Registration Rights Agreement further provides that TIC shall have unlimited piggyback registration rights with respect to any registration of Common Stock, and unlimited registration rights on Form S-3, in each case subject to customary "black-out" and "cut-back" provisions and other qualifications.

           All references to and descriptions of the TIC Loan Agreement, the Company Loan Agreement, the Assignment Agreement, the Option Agreement, the Security Holders Agreement and the Registration Rights Agreement set forth in this Item 6 (and in Item 4 and Item 5 by reference to this Item 6) are qualified in their entirety by references to copies of the TIC Loan Agreement, the Company Loan Agreement, the Assignment Agreement, the Option Agreement, the Security Holders Agreement and the Registration Rights Agreement, respectively, which have been filed as exhibits to this Schedule 13D.

           Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

           Nothing in this Schedule 13D shall be construed as an admission that the Reporting Persons and any other persons or entities constitutes a "group" for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder.

Item 7.    Material to be Filed as Exhibits.

           Exhibit I  --    Loan  Agreement,  dated as of November 17, 2001,  by
                            and between TIC Target  Invest  Consulting,  LLC and
                            Constellation 3D Technology Limited.*

           Exhibit II --    Loan  Agreement,  dated as of November 17, 2001,  by
                            and between  Constellation 3D Technology Limited and
                            Constellation 3D, Inc.*

           Exhibit III --   Assignment Agreement, dated as of November 17, 2001,
                            by and among  Constellation  3D Technology  Limited,
                            TIC Target Invest Consulting,  LLC and Constellation
                            3D, Inc.*

           Exhibit IV --    Option Agreement,  dated as of November 17, 2001, by
                            and between  Constellation 3D Technology Limited and
                            Constellation 3D, Inc.*

-------------------------------                            ---------------------
CUSIP No. 210379 10 3                                       Page 9 of 11 Pages
-------------------------------                            ---------------------


           Exhibit V --     Security Holders Agreement, dated as of November 17,
                            2001,  by and  among  Constellation  3D,  Inc.,  TIC
                            Target Invest  Consulting,  LLC and Constellation 3D
                            Technology Limited.*

           Exhibit VI --    Registration Rights Agreement,  dated as of November
                            17, 2001, by and between  Constellation 3D, Inc. and
                            TIC Target Invest Consulting, LLC.*

*    Filed as an exhibit to the Issuer's  Current  Report on Form 8-K filed with
     the   Securities   and  Exchange   Commission  on  November  30,  2001  and
     incorporated herein by reference.

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CUSIP No. 210379 10 3                                      Page 10 of 11 Pages
-------------------------------                            ---------------------


                                    SIGNATURE
                                    ---------

           After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

Dated:  November 29, 2001

                                         TIC TARGET INVEST CONSULTING, LLC


                                         By:  /s/ Andre Khayyam
                                             -----------------------------------
                                             Name:  Andre Khayyam
                                             Title: Managing Director



                                              /s/ Andre Khayyam
                                             -----------------------------------
                                             Andre Khayyam

-------------------------------                            ---------------------
CUSIP No. 210379 10 3                                      Page 11 of 11 Pages
-------------------------------                            ---------------------


                             JOINT FILING AGREEMENT

           The undersigned, and each of them, do hereby agree and consent to the filing of a single statement on behalf of all of them on Schedule 13D and amendments thereto, in accordance with the provisions of Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

Dated:  November 29, 2001

                                         TIC TARGET INVEST CONSULTING, LLC


                                         By:  /s/ Andre Khayyam
                                             -----------------------------------
                                             Name:  Andre Khayyam
                                             Title: Managing Director



                                              /s/ Andre Khayyam
                                             -----------------------------------
                                             Andre Khayyam